AB
2/12

SECUR ... ION

13010216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 44483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradespot Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 SW 24th Street

(No. and Street)

Davie	FL	33325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonggiovanni & Associates, CPA's

(Name – *if individual, state last, first, middle name*)

19720 Jetton Road 3rd Floor	Cornelius	NC	28031
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ays 2/12/13

CA 2/12/13

OATH OR AFFIRMATION

I, Mark Beloyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradespot Markets Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ROCIO LINARES
Notary Public, State of Florida
Commission # EE 851571
My comm. expires Nov. 14, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not applicable
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not Applicable
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

And Report of Independent Registered

Public Accounting Firm

December 31, 2012

Tradespot Markets Inc.

Table of Contents

December 31, 2012

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tradespot Markets Inc.
Davie, FL

We have audited the accompanying statement of financial condition of Tradespot Markets Inc. ("The Company") as of December 31, 2012 and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradespot Markets Inc. as of December 31, 2012 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, North Carolina
January 28, 2013

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2012

ASSETS

CASH	$	4,085
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
COMMISSION RECEIVABLE		8,777
OTHER		510
OFFICE EQUIPMENT, NET OF $17,974 IN ACCUMULATED DEPRECIATION		-0-
	$	28,372

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,793
TOTAL LIABILITIES		2,793
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		56,230
RETAINED DEFICIT		(30,751)
TOTAL STOCKHOLER'S EQUITY		25,579
	$	28,372

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
COMMISSIONS	$	208,136
COMMISSIONS RISKLESS PRINCIPAL		88,709
INTEREST INCOME		384
TOTAL REVENUES		297,229
EXPENSES:		
COMMISSIONS		74,322
CLEARING FEES AND COSTS		21,681
MARKETING EXPENSES - PAID TO RELATED PARTY		109,200
MEALS AND ENTERTAINMENT - OTHER		4,329
TELEPHONE AND COMMUNICATIONS		12,618
PROFESSIONAL FEES		18,454
OFFICE EXPENSES		10,785
TRAVEL AND TRANSPORTATION		18,366
LICENSES AND REGISTRATION		5,829
QUOTES AND RESEARCH		2,132
UTILITIES		3,068
POSTAGE		709
DUES AND SUBSCRIPTIONS		495
INSURANCES		970
BANK CHARGES		90
INTEREST EXPENSE – FINE PAYMENTS		532
OFFICE SUPPLIES		1,829
AUTOMOBILE		6,766
SIPC		716
DONATIONS AND CONTRIBUTIONS		1,200
PUBLICATIONS		464
COMPUTER		420
TOTAL EXPENSES		294,975
NET INCOME		2,254

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 100	$ 56,230	$ (33,005)	$ 23,325
NET INCOME FOR THE YEAR	-0-	-0-	2,254	2,254
SHAREHOLDER DISTRIBUTIONS	-0-	-0-	-0-	-0-
BALANCES - END OF YEAR	100	$ 56,230	$ (30,751)	$ 25,579

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
NET INCOME	$	2,254
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
(INCREASE) IN COMMISSIONS RECEIVABLE		(4,891)
DECREASE IN OTHER ASSETS		416
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		281
(DECREASE) IN FINE SETTLEMENT PAYABLE		(16,526)
(DECREASE) IN NAC PAYABLE		(18,977)
NET CASH (USED IN) OPERATING ACTIVITIES		(37,443)
CAHS FLOWS USED IN FINANCING ACTIVITIES:		
SHAREHOLDER LOANS COLLECTED		-0-
DISTRIBUTIONS TO SHARHOLDER		-0-
NET CASH FLOWS USED IN FINANCING ACTIVITIES		-0-
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(37,443)
CASH AT BEGINNING OF YEAR		56,528
CASH AT END OF YEAR	$	19,085

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the trade date.

The company has entered into a clearing agreement with COR Clearing FKA Legent Clearing LLC (hereafter referred to as "COR") whereby COR clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with COR. The company considers their clearing deposit balance with COR to be a cash equivalent in the statement of cash flows.

Office equipment is recorded at cost. The company provides for depreciation using the straight line method over the estimated useful life of five years. Depreciation expense amounted to $-0- for the year ended December 31, 2012, as it was fully depreciated in prior years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any difference would be immaterial to the financial statements as a whole.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the sec under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2012, the Company had net capital of $25,069 or an excess of $20,069 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .11 to 1.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements.

NOTE 4 – RESOLVED REGULATORY ACTION

On August 4, 2011, the Company settled FIRNA allegations regarding selling of unregistered securities via an AWC and agreed to pay a fine of $25,000 and Mark Beloyan was suspended from association with any FINRA member for one month in all capacities and an additional one month suspension as Principal.

On December 20, 2011 the NAC upheld the hearing panel sanctions regarding a FINRA complaint regarding emails, both the firm and Mark Beloyan (jointly) were ordered to pay a fine of $13,500 and costs associated with both the Hearing Panel's assessment of $3,869 and appeal costs (NAC) of $1,608, for total costs of $5,477. The total amount was $18,977, which was included in the Statement of Financial Condition at December 31, 2011. This was paid in 2012. In addition, Mark Beloyan was suspended in all capacities for ten business days in February and March of 2012.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

NOTE 5 – RELATED PARTY TRANSACTIONS

On January 3, 2012, the Company entered into an agreement with its sole shareholder and a related party company owned by the sole shareholder's wife which provides for the allocation of certain business and operating expenses. The Company operates from the residence of its sole shareholder and agrees to share costs associated with operating on such premises. The Company agreed to remit payment monthly for one-third of the electric utilities.

The Company is also a party to an agreement with a related party company owned by the shareholder's wife which provides for a monthly retainer commitment to such party of $1,000 in exchange for yacht marketing services.

During the year ended December 31, 2012, the Company paid a related party that is owned by the sole shareholder's wife $109,200 in marketing expenses.

TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	25,579
DEDUCT NON-ALLOWABLE ASSETS		(510)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		25,069
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	25,069
MINIMUM NET CAPITAL REQUIREMENT- MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,793
OTHER AGGREGATE INDEBTEDNESS		-0-
TOTAL AGGREGATE INDEBTEDNESS	$	2,793
RATIO OF AGGREGATE INDEBTEDNESS		0.11 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) —
SUBORDINATED DEBT DECEMBER 31, 2012

The Company had no liabilities subordinated to claims of general creditors at December 31, 2012. In addition, there were none in existence during the year ended December 31, 2012.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2012

At December 31, 2012, the Company was exempt from reporting information for reserve requirements under rule 15c3-3 as no customer funds or securities are held by the Company.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION
RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
DECEMBER 31, 2012

At December 31, 2012, the Company was in compliance with the conditions of exemption from reporting information relating to possession or control requirements under rule 15c3-3 paragraph (K (2) (ii) of that rule as no securities of or for customers are held by the Company.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE
STATEMENT PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2012

A reconciliation between the computation of net capital under rule 15c3-1 included in these audited financial statements and the computation included the respondent's corresponding unaudited form X-17A-5, part ii focus report filing at December 31, 2012 is as follows:

Net capital as reported in the Company's form X-17A-5, part KK (unaudited) focus report and net capital as reported in the Company's audited financial statements and net capital in the audited financial statements... ... ... $ 25,069

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

Report of independent registered Public accounting firm on internal accounting control

The Board of Directors
Tradespot Markets Inc.
Davie, Florida

In planning and performing my audit of the financial statements of Tradespot Markets Inc. for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the securities and exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Tradespot markets, inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (2) in complying with the requirements of prompt payment for securities under section 8 of regulation t of the board of governors of the federal reserve system.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. I fulfilling this reaposnibil1ty, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the securities and exchange commission's objectives. two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, the company was in compliance with the conditions of the exceptive provisions of rule 15c3-3 at December 31, 2011 and, further, no fact came to our attention indicating that the company was not in compliance with such conditions during the year ended December 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the securities and exchange commission to be adequate for its purposes in accordance with the securities act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at December 31, 2012 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and applicable self-regulatory organizations and should not be used for any other purpose.

Cornelius, North Carolina
January 28, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradespot Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 SW 24th Street
(No. and Street)

Davie (City) FL (State) 33325 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonggiovanni & Associates, CPA's
(Name – *if individual, state last, first, middle name*)

19720 Jetton Road 3rd Floor (Address) Cornelius (City) NC (State) 28031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Beloyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradespot Markets Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ROCIO LINARES
Notary Public, State of Florida
Commission # EE 851571
My comm. expires Nov. 14, 2016

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not applicable
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not Applicable
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

And Report of Independent Registered

Public Accounting Firm

December 31, 2012

Tradespot Markets Inc.

Table of Contents

December 31, 2012

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tradespot Markets Inc.
Davie, FL

We have audited the accompanying statement of financial condition of Tradespot Markets Inc. ("The Company") as of December 31, 2012 and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradespot Markets Inc. as of December 31, 2012 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, North Carolina
January 28, 2013

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2012

ASSETS

CASH	$	4,085
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
COMMISSION RECEIVABLE		8,777
OTHER		510
OFFICE EQUIPMENT, NET OF $17,974 IN ACCUMULATED DEPRECIATION		-0-
	$	28,372

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,793
TOTAL LIABILITIES		2,793
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		56,230
RETAINED DEFICIT		(30,751)
TOTAL STOCKHOLER'S EQUITY		25,579
	$	28,372

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
COMMISSIONS	$	208,136
COMMISSIONS RISKLESS PRINCIPAL		88,709
INTEREST INCOME		384
TOTAL REVENUES		297,229
EXPENSES:		
COMMISSIONS		74,322
CLEARING FEES AND COSTS		21,681
MARKETING EXPENSES - PAID TO RELATED PARTY		109,200
MEALS AND ENTERTAINMENT - OTHER		4,329
TELEPHONE AND COMMUNICATIONS		12,618
PROFESSIONAL FEES		18,454
OFFICE EXPENSES		10,785
TRAVEL AND TRANSPORTATION		18,366
LICENSES AND REGISTRATION		5,829
QUOTES AND RESEARCH		2,132
UTILITIES		3,068
POSTAGE		709
DUES AND SUBSCRIPTIONS		495
INSURANCES		970
BANK CHARGES		90
INTEREST EXPENSE – FINE PAYMENTS		532
OFFICE SUPPLIES		1,829
AUTOMOBILE		6,766
SIPC		716
DONATIONS AND CONTRIBUTIONS		1,200
PUBLICATIONS		464
COMPUTER		420
TOTAL EXPENSES		294,975
NET INCOME		2,254

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 100	$ 56,230	$ (33,005)	$ 23,325
NET INCOME FOR THE YEAR	-0-	-0-	2,254	2,254
SHAREHOLDER DISTRIBUTIONS	-0-	-0-	-0-	-0-
BALANCES - END OF YEAR	100	$ 56,230	$ (30,751)	$ 25,579

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
NET INCOME	$	2,254
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
(INCREASE) IN COMMISSIONS RECEIVABLE		(4,891)
DECREASE IN OTHER ASSETS		416
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		281
(DECREASE) IN FINE SETTLEMENT PAYABLE		(16,526)
(DECREASE) IN NAC PAYABLE		(18,977)
NET CASH (USED IN) OPERATING ACTIVITIES		(37,443)
CAHS FLOWS USED IN FINANCING ACTIVITIES:		
SHAREHOLDER LOANS COLLECTED		-0-
DISTRIBUTIONS TO SHARHOLDER		-0-
NET CASH FLOWS USED IN FINANCING ACTIVITIES		-0-
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(37,443)
CASH AT BEGINNING OF YEAR		56,528
CASH AT END OF YEAR	$	19,085

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the trade date.

The company has entered into a clearing agreement with COR Clearing FKA Legent Clearing LLC (hereafter referred to as "COR") whereby COR clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with COR. The company considers their clearing deposit balance with COR to be a cash equivalent in the statement of cash flows.

Office equipment is recorded at cost. The company provides for depreciation using the straight line method over the estimated useful life of five years. Depreciation expense amounted to $-0- for the year ended December 31, 2012, as it was fully depreciated in prior years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any difference would be immaterial to the financial statements as a whole.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the sec under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2012, the Company had net capital of $25,069 or an excess of $20,069 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .11 to 1.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements.

NOTE 4 – RESOLVED REGULATORY ACTION

On August 4, 2011, the Company settled FIRNA allegations regarding selling of unregistered securities via an AWC and agreed to pay a fine of $25,000 and Mark Beloyan was suspended from association with any FINRA member for one month in all capacities and an additional one month suspension as Principal.

On December 20, 2011 the NAC upheld the hearing panel sanctions regarding a FINRA complaint regarding emails, both the firm and Mark Beloyan (jointly) were ordered to pay a fine of $13,500 and costs associated with both the Hearing Panel's assessment of $3,869 and appeal costs (NAC) of $1,608, for total costs of $5,477. The total amount was $18,977, which was included in the Statement of Financial Condition at December 31, 2011. This was paid in 2012. In addition, Mark Beloyan was suspended in all capacities for ten business days in February and March of 2012.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

NOTE 5 – RELATED PARTY TRANSACTIONS

On January 3, 2012, the Company entered into an agreement with its sole shareholder and a related party company owned by the sole shareholder's wife which provides for the allocation of certain business and operating expenses. The Company operates from the residence of its sole shareholder and agrees to share costs associated with operating on such premises. The Company agreed to remit payment monthly for one-third of the electric utilities.

The Company is also a party to an agreement with a related party company owned by the shareholder's wife which provides for a monthly retainer commitment to such party of $1,000 in exchange for yacht marketing services.

During the year ended December 31, 2012, the Company paid a related party that is owned by the sole shareholder's wife $109,200 in marketing expenses.

TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	25,579
DEDUCT NON-ALLOWABLE ASSETS		(510)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		25,069
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	25,069
MINIMUM NET CAPITAL REQUIREMENT- MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,793
OTHER AGGREGATE INDEBTEDNESS		-0-
TOTAL AGGREGATE INDEBTEDNESS	$	2,793
RATIO OF AGGREGATE INDEBTEDNESS		0.11 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) —
SUBORDINATED DEBT DECEMBER 31, 2012

The Company had no liabilities subordinated to claims of general creditors at December 31, 2012. In addition, there were none in existence during the year ended December 31, 2012.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2012

At December 31, 2012, the Company was exempt from reporting information for reserve requirements under rule 15c3-3 as no customer funds or securities are held by the Company.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION
RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
DECEMBER 31, 2012

At December 31, 2012, the Company was in compliance with the conditions of exemption from reporting information relating to possession or control requirements under rule 15c3-3 paragraph (K (2) (ii) of that rule as no securities of or for customers are held by the Company.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE
STATEMENT PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2012

A reconciliation between the computation of net capital under rule 15c3-1 included in these audited financial statements and the computation included the respondent's corresponding unaudited form X-17A-5, part ii focus report filing at December 31, 2012 is as follows:

Net capital as reported in the Company's form X-17A-5, part KK (unaudited) focus report and net capital as reported in the Company's audited financial statements and net capital in the audited financial statements... ... ... $ 25,069

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

Report of independent registered Public accounting firm on internal accounting control

The Board of Directors
Tradespot Markets Inc.
Davie, Florida

In planning and performing my audit of the financial statements of Tradespot Markets Inc. for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the securities and exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Tradespot markets, inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (2) in complying with the requirements of prompt payment for securities under section 8 of regulation t of the board of governors of the federal reserve system.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. I fulfilling this reaposnibil1ty, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the securities and exchange commission's objectives. two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, the company was in compliance with the conditions of the exceptive provisions of rule 15c3-3 at December 31, 2011 and, further, no fact came to our attention indicating that the company was not in compliance with such conditions during the year ended December 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the securities and exchange commission to be adequate for its purposes in accordance with the securities act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at December 31, 2012 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and applicable self-regulatory organizations and should not be used for any other purpose.

Cornelius, North Carolina
January 28, 2013